Exhibit 99.2

News Release

For immediate Release

Stantec completes acquisition of environmental consulting firm Jacques Whitford

EDMONTON AB (January 2, 2009) TSX, NYSE:STN

North American design firm Stantec announced today it has completed the acquisition of Jacques Whitford, an environmental consulting services firm with more than 1,700 employees and 40 offices principally in Canada. Jacques Whitford was 100% employee owned and the transaction received an overwhelming 98% approval from the company’s shareholders.

“We’re very pleased that the Jacques Whitford team has chosen to join Stantec,” says Tony Franceschini, Stantec President & CEO. “Jacques Whitford is a great addition which significantly strengthens our Environment practice across Canada, expands our presence in Atlantic Canada, and increases the depth and breadth of services we can offer our clients.”

Founded in 1972 and headquartered in Halifax, Nova Scotia, Jacques Whitford is an internationally recognized leader in engineering, environmental and earth sciences solutions with offices in all Canadian provinces and territories and several states in the US.

“I believe the reason our employee shareholders voted so strongly in favor of the acquisition was they recognize the opportunity that exists as part of Stantec,” says Bob Youden, Jacques Whitford CEO who will continue with Stantec as a Senior Vice President. “Our employees are excited about the technical resources and the network of people we now gain access to. We have worked with Stantec on a number of successful projects in the past across Canada and now as part of the Stantec team we are able to provide an infinite number of solutions to our clients.”

Jacques Whitford provides services in three major areas of practice in Environmental Sciences, Environmental Site Assessement and Remediation, and Geotechnical Materials, and operates primarily in the energy & resource, government, and real estate, finance & insurance sectors. The company’s trailing twelve month gross revenue is approximately C$230.0 million and net revenue is about C$170.0 million.

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects.  We support public and private sector clients in a diverse range of markets in the infrastructure and facilities sector at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through more than 10,000 employees operating out of over 150 locations in North America. Stantec trades on the TSX and the NYSE under the symbol STN. Stantec is One Team providing Infinite Solutions.

Contact Jay Averill Stantec Media Relations Tel: (780) 231-7523 jay.averill@stantec.com	Contact Sonia Kirby Stantec Investor Relations Tel: (780) 969-3350 sonia.kirby@stantec.com
One Team. Infinite Solutions.